1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 27, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock company incorporated in the People’s Republic of China)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE

11TH MEETING OF THE THIRD SESSION OF THE

BOARD OF DIRECTORS

The 11th meeting of the third session of the Board was held on 26th April 2007 in the Company’s headquarter. Several resolutions were passed by the Board, which are set out in this announcement.

The notice of the 11th meeting of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 16th April 2007 by way of written notices or e-mails. The meeting was held on 26th April 2007 in the Company’s headquarters at 298 Fushan South Road, Zoucheng City, Shandong Province, the People’s Republic of China (“PRC”). Thirteen directors were called upon for the meeting and all of them were present, complying with the requirements of laws and regulations such as the PRC Company Law, and the articles of association of the Company (the “Articles”).

The thirteen directors of the Company (the “Directors”) unanimously agreed and passed the resolutions set out below:

1.	To approve the First Quarterly Report for the Year 2007 of the Company.

2.	To approve the resolution on amendments to the Company’s business scope and the Articles, and submit the same for consideration and approval at the 2006 annual general meeting.

Article 12(2) of the Articles :

“The business scope of the Company includes: mining, selection and the sale of coal; transportation of cargo; the production, sale and leasing of machineries, parts and electronic products; the sale of metallic materials, chemical products, construction materials, timber, flammable materials, grease and rubber products; the production and sale of other mining materials; the production and sale of knitted products; composition of mining, science and technological services; property development within the mining areas; the provision of dining, accommodation and tourist services; the storage and discharge of coals at sea ports; the provision of inland water transports; the provision of commodity logistics services; the provision of ships repairing work; and production and sale of coal residual stones as construction materials.”

is proposed to be amended as:

“The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials.

The Board considers that the amended business scope would better reflect the daily business operation of the Company and the proposed amendment to the Articles is therefore in the best interests of the Company and its shareholders as a whole.

3.	To approve the resolution on amendments to the Manuals on Information Disclosure Management of the Company.

Note:

The Manuals on Information Disclosure Management are the internal regulations set by the Company to regulate the disclosure of information of the Company. The China Securities Regulatory Commission and the Shanghai Stock Exchange recently promulgated certain new requirements on the information disclosure management of the A-share listed companies and requires all A-share listed companies to amend their relevant internal rules to reflect the new requirements on or before 30 June 2007. Accordingly, the Board had proposed to amend the Manuals on Information Disclosure Management in order to meet the new requirements promulgated by the China Securities Regulatory Commission and the Shanghai Stock Exchange. Such amendments were approved by the Board.

4.	To decide on the convening of the 2006 annual general meeting of the Company.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong Province, PRC, 26th April 2007

On the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive Directors are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310